

August 11, 2008

Via U.S. Mail

Mr. Ahmed Hussein
630 Fifth Avenue, Suite 2258
New York, NY 10111-0100

RE: Quality Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 7, 2008, by Ahmed Hussein, Ibrahim Fawzy, et al.
File No. 001-12537

Dear Mr. Hussein:

        We have reviewed your revised filing and response letter, and have the following comments:

General

1.   In light of your responses to prior comments 1 and 2 from our letter of August 4, 2008, we believe the following statements in your revised proxy statement should be expressly recharacterized as statements of belief or opinion:

- "The Chairman controls the Nominating Process," page 5;
- "As the Company's preliminary proxy materials describe, Mr. Razin has continued to cause the Board and board committees to do his bidding," page 10;
- "The Chairman uses compensation as a means of exerting influence over the Board and management," page 12;
- The Chairman invokes the deadlock mechanism as a means of controlling the nominating and compensation processes," page 12; and
- "The present Board… is totally incapable of standing up to Mr. Razin," page 13.

        Please revise your filing accordingly; or advise as to why you believe it is unnecessary to do so.

Board Governance Issues, page 8

2.   As previously requested in prior comment 7 from our letter of August 4, 2008, please advise, with a view toward providing more balanced disclosure in your filing as it relates to Mr. Razin's "control" over the board meetings and minutes, whether

directors other than Mr. Razin introduce matters for consideration at meetings and comment upon and/or sign the board minutes.

Proposal No. 3 Amend Bylaws to Change Definition of Independent Director, page 21

Statement of Support, page 21

3.   You confirmed in your response to prior comment 12 from our letter of August 4, 2008, that the definition of "independent director" adopted by the Quality Systems' board in May 2007 mirrored the definition included in the Nasdaq Marketplace Rules as revised by Nasdaq in 2006. Please revise your filing to make the foregoing clear. We note, for example, that it is not clear from the revised disclosure on page 22 that the May 2007 amendment by the company was made subsequent to a similar amendment of the Nasdaq Marketplace Rules.

***

Please file a marked copy of the above-captioned proxy statement and any additional preliminary proxy statements on EDGAR. See Rule 14a-6(h). Please direct any questions to Katherine Wray at (202) 551-3483 or, in her absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please address all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile
         Mary Ann Frantz, Esq.
         Abe Cable, Esq.
         Miller Nash LLP
         Facsimile: (503) 224-0155